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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              COMMERCEPLANET, INC.
                          ----------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    20084U100
                                 --------------
                                 (CUSIP Number)

                                  Michael Hill
                             Chief Executive Officer
                              CommercePlanet, Inc.
                           30 S. La Patera Ln. Suite 7
                                Goleta, CA 90802
                                 (805) 964-9126
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                September 6, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

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CUSIP No. 98415Y 306
--------------------

1     NAME OF REPORTING PERSON

      Mr. Michael Hill


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      a     [ ]

      b     [X ]

3     SEC USE ONLY


4     SOURCE OF FUNDS *

      Mr. Hill: OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)[_]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mr. Hill is a citizen of the United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER:
      Mr. Hill has sole voting power over the 10,150,806 shares he beneficially owns.

8     SHARED VOTING POWER:
      Mr. Hill does not share voting power over any shares of the Issuer.

9     SOLE DISPOSITIVE POWER:
      Mr. Hill has sole dispositive power over the 10,150,806 shares he beneficially owns.

10    SHARED DISPOSITIVE POWER:
      Mr. Hill does not share dispositive power over any shares of the Issuer.

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      MICHAEL HILL: 10,150,806 SHARES (Mr. Hill owns 7,996,500 shares of common stock outright and 2,154,306 shares of common stock that may be acquired within 60 days through the conversion of Series D Convertible Preferred Stock).

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      _____.

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Based on 47,299,323
      shares of common stock outstanding as of October 16, 2006:

      Michael Hill: 20.5%

14    TYPE OF REPORTING PERSON

      Michael Hill: IN

ITEM 1:  SECURITY AND ISSUER

This Schedule 13D ("Schedule") relates to the acquisition of beneficial ownership of common stock, $0.001 par value per share of the Issuer whose principal executive office is located at 30 S. La Patera Ln. Ste. 7, Goleta, CA 90802.

ITEM 2:  IDENTITY AND BACKGROUND

(a) Michael Hill

(b) 30 S. La Patera Ln. Ste. 7, Goleta, CA 90802

(c) Mr. Hill is the Chief Executive Officer and Chairman of the Board of Directors of CommercePlanet, Inc. whose principal place of business is located at 30 S. La Patera Ln., Ste. 7, Goleta, CA 90802.

(d) During the last 5 years, Mr. Hill has not been convicted in any criminal proceeding.

(e) During the last 5 years, Mr. Hill has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hill is a citizen of the United States of America.


ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 7,996,500 common stock shares Mr. Hill owns outright were awarded as founder's shares. The 2,154,306 Series D shares which may be acquired within 60 days through the conversion of Series D Convertible Preferred Stock were issued to Mr. Hill as compensation for serving as Chief Executive Officer and director.

ITEM 4:  PURPOSE OF TRANSACTION

Mr. Hill's interest in the Issuer increased because he was issued 10 shares of Series D Convertible Preferred Stock as compensation for serving as Chief Executive Officer. Mr. Hill was also issued 1 share of Series D Convertible Preferred Stock as compensation for serving as a director.

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ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

      a. Mr. Hill is the beneficial owner of 10,150,806 shares or 20.5% of the common stock issued and outstanding of the Issuer.

      b. Mr. Hill has sole voting and dispositive power over 10,150,806 shares of common stock of the Issuer.

      c. The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days: None.

      d. N/A

      e. N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Hill has no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

      N/A


                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ Michael Hill                            Date: October 18, 2006
----------------                                  ----------------
By: Michael Hill
Chief Executive Officer
CommercePlanet, Inc.